                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


                                                                                            _______________________
                                                                                                SEC FILE NUMBER
                                                                                                    0-22595
                                                                                            ------------------------
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q  [_] Form N-SAR
For Period Ended: March 31, 2001                                                            ------------------------
         [_] Transition Report on Form 10-K                                                        CUSIP NUMBER
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K                                                 ------------------------
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR
         For the Transition Period Ended:________________________________________

--------------------------------------------------------------------------------------------------------------------------------
                         Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
PART I --REGISTRANT INFORMATION

Friede Goldman Halter, Inc. (as Debtor in Possession)
--------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable

13085 Seaway Road
--------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Gulfport, Mississippi 39503
--------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    On April 19, 2001, the registrant filed a voluntary petition for reorganization under Chapter 11 of the United States
Bankruptcy  Code.  As a result of the registrant's voluntary petition for reorganization, the registrant is unable to file its Quarterly Report on Form 10-Q for the first quarter of 2001 within the prescribed time period without unreasonable effort and expense.  The registrant intends to file such Form 10-Q with the Securities and Exchange Commission no later than May 20,
2001, which is the fifth calendar following the prescribed due date of  May 15, 2001.

PART IV -- OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification.

              John Alford                                    228                                        896-0029
--------------------------------------------   ------------------------------------   -----------------------------------------
                 (Name)                                   (Area Code)                               (Telephone Number)


(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such
     shorter period that the registrant was required to file such report(s) been filed?  If answer is no,     [X] Yes [_]  No
     identify report(s).


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for  [X] Yes [_] No the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net loss for the first quarter of 2001 that will be significantly greater than the net loss that was reported for the first quarter of 2000 reflecting the Company's overall decline in revenue and gross profit during the last twelve months. The Company has not completed the process of closing its books and records for the first quarter of 2001 pending resolution of certain accounting issues raised as a result of the Company's filing of its voluntary petition for reorganization under the Chapter 11 bankruptcy code on April 19, 2001. Due to the nature of these pending issues, a reasonable estimate of anticipated results cannot be made as of the date of filing of this extension.

                                       Friede Goldman Halter, Inc. (as Debtor in Possession)
                                   ------------------------------------------------------------
                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2001                                                     By: /s/ JOHN F. ALFORD
                                                                          -----------------------------------------
                                                                       Name:   John F. Alford
                                                                       Title:  President and Chief Executive Officer